UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2016.

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1‑10560

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE

ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.      Statements of Net Assets Available for Benefits as of December 30, 2016 and 2015

2.      Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2016

3.      Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2016*

EXHIBITS

23                                 Consent of Independent Registered Public Accounting Firm

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By: /s/ Donald F. Adam
Donald F. Adam
Chief Financial Officer
Benchmark Electronics, Inc.

Date: June 28, 2017

ii

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2016 and 2015

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Hein & Associates LLP

Houston, Texas

June 28, 2017

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2016 and 2015

	2016	2015

Assets
Investments at fair value	$170,409,230	$144,562,088
Investments at contract value	65,430,603	58,434,442

Receivables:
Employer contributions	94,424	300,756
Participant contributions	172,697	415,863
Notes receivable from participants	4,500,447	4,731,761

Total receivables	4,767,568	5,448,380

Net assets available for benefits	$240,607,401	$208,444,910

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2016

Additions
Investment income:
Interest	$1,112,104
Dividends	1,605,913
Net appreciation in fair value of investments	16,021,205

18,739,222

Interest income on notes receivable from participants	207,742

Contributions:
Employer	4,878,608
Participant	10,445,848
Rollovers	876,248

16,200,704

Total additions	35,147,668

Deductions
Benefits paid to participants	16,060,744
Administrative expenses	17,950

Total deductions	16,078,694

Transfer of assets from Suntron Corporation 401(k) Savings Plan	13,093,517

Net increase in net assets available for benefits	32,162,491

Net assets available for benefits:
Beginning of year	208,444,910

End of year	$240,607,401

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(1)     Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)     General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and the following affiliates of the Company: Benchmark Electronics Huntsville Inc.; Benchmark Electronics California, Incorporated; Benchmark Electronics Manufacturing Solutions, Inc.; and Benchmark Electronics Manufacturing Solutions (Moorpark), Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan adopted the Prudential Retirement Prototype Plan (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company and the investment committee. Prudential Bank & Trust, FSB is trustee of the Plan, and Prudential Retirement Insurance and Annuity Company (Prudential) is the record keeper.

(b)     Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2016 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(d)     Vesting

Participants are immediately vested in their contributions, employer matching contributions and the actual earnings thereon.

(e)     Notes Receivable from Participants

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of their 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $75 loan processing fee.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded at December 30, 2016, or 2015. Delinquent loans are treated as distributions based upon the terms of the Plan document.

(f)      Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative expenses in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments, which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)     Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account, an annuity with various terms and rates or roll the vested balance over to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

 (h)    Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(2)     Summary of Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan.

(b)     Investment Valuation

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common/collective trust funds are valued based upon the quoted market values of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

(c)     Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represented 4.9% and 4.3% of the Plan’s net assets as of December 30, 2016 and 2015, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e)     Payment of Benefits

Benefits are recorded when paid.

(f)      Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(g)     Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts (FBRICs), (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”. This update reduces complexity in employee benefit plan accounting.

Part I of ASU 2015-12 designated contract value as the only required measure for fully benefit-responsive investment contracts.

The amendment in Part II of ASU 2015-12 required that investments (both participant-directed and nonparticipant-directed investments) of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminated the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type.

Part III of ASU 2015-12 provides a practical expedient that permits plans to measure investments and investment-related accounts as of a month end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with month end.

ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The Plan Administrator adopted this guidance in 2015, but did not utilize the practical expedient provided under Part III.

(3)     Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(4)     Fully Benefit-Responsive Investment Contracts

The Plan’s investment in the Guaranteed Income Fund (GIF) is an evergreen group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Contract value represents net contributions plus interest at the contract rate, less funds used to purchase annuities and pay administrative expenses by Prudential. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. The GIF’s interest rates are adjusted to market semi-annually. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets. Prudential’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events that might limit the ability of the Plan to transact at contract value with the contract issuer include the following:

•     Plan termination of the contract;

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

•     Plan termination or merger;

•     Company layoffs;

•     Company mergers;

•     Bankruptcy of the Company.

In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2016 or 2015.

(5)     Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the appropriate IRC sections. Management has evaluated the Plan’s tax positions and has concluded that, as of December 30, 2016, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(6)     Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2016 and 2015 is as follows:

	2016	2015
Net assets available for benefits
reported per the Form 5500	$240,340,280	$207,728,291
Adjustment in employer contributions receivable	94,424	300,756
Adjustment in participants contributions receivable	172,697	415,863
Net assets available for benefits
reported in the accompanying statement	$240,607,401	$208,444,910

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2016 is as follows:

Net increase in net assets available for benefits
reported per the Form 5500	$32,611,989
Adjustment in contributions from employer	(206,332)
Adjustment in contributions from participants	(243,166)
Net increase in net assets available for benefits
reported in the accompanying statement	$32,162,491

(7)     Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc., which is the parent company for Prudential Bank & Trust, FSB, the trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions, which are also exempt under ERISA.

(8)     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(9)     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs that are unobservable and significant for the asset or liability.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

The Plan’s investments at fair value, set forth by level within the fair value hierarchy, were as follows:

	As of December 30, 2016
	Level 1	Level 2	Total

Mutual funds	$120,477,433	-	120,477,433
Common stocks	11,683,266	-	11,683,266
Pooled separate accounts	33,134,538	5,113,993	38,248,531
Investments at fair value	$165,295,237	5,113,993	170,409,230

	As of December 30, 2015
	Level 1	Level 2	Total

Mutual funds	$112,860,989	-	112,860,989
Common stocks	8,917,909	-	8,917,909
Pooled separate accounts	18,440,141	4,343,049	22,783,190
Investments at fair value	$140,219,039	4,343,049	144,562,088

For the years ended December 30, 2016 and 2015, there were no significant transfers between Level 1 and Level 2.

(10)   Transfer of Assets From Suntron Corporation 401(k) Savings Plan

Effective March 9, 2016, the net assets of the Suntron Corporation 401(k) Savings Plan (the Suntron Plan) totaling $13,093,517 were merged with and transferred to the Plan. The investments of the Suntron Plan were liquidated and invested in investments of the Plan with similar investment objectives.

(11)   Subsequent Event

Effective March 31, 2017, the net assets of the Secure Communication Systems Retirement Savings Plan (the Secure Plan) totaling $11,871,364 were merged with and transferred to the Plan. The investments of the Secure Plan were liquidated and invested in investments of the Plan with similar investment objectives.

Schedule

	BENCHMARK ELECTRONICS, INC.
	401(k) EMPLOYEE SAVINGS PLAN

	Employer Identification Number (74-2211011) - Plan Number (001)

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 30, 2016
			(e)
	(a) (b)	(c)	Current
	Identity of issuer	Description of investment	value

*	Prudential Investments LLC	Prudential Total Return Bond Fund, Class Z	$19,582,650

	Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	18,080,169

	Artisan Partners Holdings LP	Artisan Mid Cap Value Fund, Institutional Class	16,859,810

	JPMorgan Investment Advisors, Inc.	JPMorgan Small Cap Equity Fund, Select Class	12,737,131

	Legg Mason Partners Fund Advisor, LLC	Clearbridge Large CAP Growth, Class I	12,347,601

	Massachusetts Financial Services Company	MFS® Value Fund, Class R-4	10,290,017

	Hartford Funds Management Company, LLC	Hartford Balanced Income Fund, Class R-5	9,463,498

	J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Class R5	9,157,793

	American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Institutional Class	5,281,833

	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class Y	2,236,598

	Pioneer Investment Management, Inc.	Pioneer Oak Ridge Small Cap Growth Fund, Class Y	3,784,325

	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund Admiral Shares	324,328

	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund Admiral Shares	331,680

		Total Mutual Funds	120,477,433

*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	33,134,538

*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex® Target Balanced Fund	5,113,993

		Total Pooled Separate Accounts	38,248,531

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	65,430,603

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	11,683,266

*	Participants	Notes receivable from participants (rates range from
		4.25% to 9.25% at December 30, 2016)	4,500,447

		Total investments and notes receivable
		from participants (Held at End of Year)	$240,340,280

	Cost information omitted as all investments are participant directed.

*	Represents party-in-interest transactions.

	See accompanying report of independent registered public accounting firm.